UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A

Amendment No. 2

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HINES REAL ESTATE INVESTMENT TRUST, INC.
 (Name of Subject Company)

MIRELF IV REIT INVESTMENTS, LLC
MIRELF IV REIT
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND IV, LP
MADISON INTERNATIONAL HOLDINGS IV, LLC
 (Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.001
 (Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ronald M. Dickerman
MIRELF IV REIT Investments, LLC
c/o Madison International Realty, LLC
410 Park Avenue, Suite 820
New York, NY 10022
Tel: 212.688.8777
Fax: 212.688.8774

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$70,000,000	$8,127

*	For purposes of calculating the filing fee only. Assumes the purchase of 20,000,000 Shares at a purchase price equal to $3.50 per Share in cash.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,127
Form or Registration	Schedule TO-T
Filing Party:	MIRELF IV REIT Investments, LLC
Date Filed:	May 25, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Schedule TO”) amends the Tender Offer Statement on Schedule TO, filed on May 25, 2011 (the “Original TO”), as amended by Amendment No. 1 to the Original TO, filed on June 15, 2011 (“Amendment No. 1”) relating to the offer (the “Offer”) commenced on May 25, 2011 by MIRELF IV REIT Investments, LLC, a Delaware limited liability company (the “Purchaser”) to purchase up to 20,000,000  shares of common stock (the “Shares”) in Hines Real Estate Investment Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $3.50 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2011 and in the related Transfer & Assignment Form, copies of which are attached to the Original TO as Exhibits (a)(1) and (a)(2) respectively.

The Offer expired at 5:00 p.m., Eastern Time, on July 29, 2011. The Purchaser has accepted for purchase all Shares validly tendered and not withdrawn before the expiration of the Offer. The Purchaser has confirmed that six shareholders have tendered their Shares and the number of Shares tendered is approximately 10,343.  The final number of Shares validly tendered and not withdrawn will be announced promptly following the completion of the verification process currently being undertaken by the Purchaser, which is expected to be on or before August 18, 2011. Upon completion of the verification process and immediately upon receipt of confirmation from the Corporation or DST Systems Inc. that the tendered Shares will be transferred to the Purchaser, the Purchaser will direct the depositary for the offer, MIRELF IV Investment Processing, LLC, to promptly pay for all tendered Shares. The number of Shares tendered and not withdrawn did not exceed the maximum tender amount of 20,000,000 Shares and as a result, proration will not be required.

Items 1 through 9, and Item 11.

The information in the Original TO, as amended by Amendment No. 1 and this Amendment No. 2, including all exhibits and schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Amendment No. 2, except as set forth above or below.

Item 10. Financial Statements

Not applicable.

Item 12.  Exhibits.

(a)(1) Offer to Purchase dated May 25, 2011*

(a)(2) Transfer & Assignment Form*

(a)(3) Form of Letter to Shareholders dated May 25, 2011*

(a)(4) Form of Advertisement in Investor’s Business Daily *

(b)-(h) Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

_________________________

* Previously filed as Exhibits to the Original TO

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2011

MIRELF IV REIT INVESTMENTS, LLC By: MIRELF IV REIT Its: Sole Member

By:	Madison International Real Estate Liquidity Fund IV, LP
Its:	Sole Trustee

By:	Madison International Holdings IV, LLC
Its:	General Partner

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MIRELF IV REIT

By:	Madison International Real Estate Liquidity Fund IV, LP
Its:	Sole Trustee

By:	Madison International Holdings IV, LLC
Its:	General Partner

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND IV, LP By: Madison International Holdings IV, LLC Its: General Partner

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MADISON INTERNATIONAL HOLDINGS IV, LLC

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Offer to Purchase dated May 25, 2011*

(a)(2)	Transfer & Assignment Form*

(a)(3)	Form of Letter to Shareholders dated May 25, 2011*

(a)(4)	Form of Advertisement in Investor’s Business Daily*

______________________

* Previously filed as Exhibits to the Original TO